05036173

TATES
ANGE COMMISSION
D.C. 20549

VF 3-10-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2005
WASH. D.C.

SEC FILE NUMBER
8- 65276

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Texas Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4024 Nazarene Dr., Suite B (No. and Street)

Carrollton	TExas	75010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shawn M. Grisham 972-395-1133 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hartman Leito & Bolt, LLP

(Name – *if individual, state last, first, middle name*)

6100 Southwest Blvd., Ste. 500	Ft. Worth	TX	76109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/2005

OATH OR AFFIRMATION

I, Shawn M. Grisham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Texas Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

THERESA HORLANDER
MY COMMISSION EXPIRES
January 18, 2006

Signature

President

Title

Theresa Horlander

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HL&B

Hartman Leito & Bolt, LLP
Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Texas Securities Inc.:

We have audited the accompanying statement of financial condition of Texas Securities Inc. (the "Company") as of December 31, 2004 and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with accounting principles generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004, and the results of their operations and their cash flows for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hartman Leito & Bolt, LLP

January 25, 2005
Fort Worth, Texas

Fort Worth 6100 Southwest Blvd. | Suite 500 | Fort Worth, Texas 76109 | phone 817.738.2400 fax 817.738.1995
Irving 105 Decker Court | Suite 950 | Irving, Texas 75062 | phone 972.579.0822 fax 972.579.0826
www.hlbllp.com

TEXAS SECURITIES INC.
Statement of Financial Condition
December 31, 2004

ASSETS:	
Current assets:	
Cash	$ 229,310
Trade accounts receivable	52,125
Prepaid expenses	67,742
Other current assets	9,576
Total current assets	358,753
Equipment:	
Office equipment	30,898
Furniture and fixtures	125,297
	156,195
Less accumulated depreciation	21,490
Total equipment	134,705
Total assets	$ 493,458
LIABILITIES AND STOCKHOLDERS' EQUITY:	
Current liabilities:	
Accounts payable	$ 14,923
Accrued liabilities	199,510
Total current liabilities	214,433
Commitments and contingencies	-
Stockholders' equity:	
Common Stock, .01 par value; 100,000 shares authorized, 100,000 shares issued and outstanding	1,000
Additional paid-in capital	588,230
Retained deficit	(310,205)
Total stockholders' equity	279,025
Total liabilities and stockholders' equity	$ 493,458

See accompanying notes and independent auditors' report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization and Nature of Business

On February 13, 2002, Texas Securities Inc., (the "Company") became a Texas Corporation. The Company is registered with the Securities and Exchange Commission (SEC) and various state regulatory jurisdictions as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is also a member of the Securities Investor Protection Corporation (SIPC), which insures customers' deposits up to $500,000 including $100,000 in cash.

The Company is in the business of selling interests in joint ventures organized for drilling of oil and gas wells in Texas. Crown Exploration, Ltd. ("Crown") serves as the managing venturer of these joint ventures. The stockholder of the Company exercises majority control over Crown's affairs. The Company cannot take possession of customer funds. Accordingly, the Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(i).

(b) Accounts Receivable

Accounts receivable is recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projections of trends.

(c) Equipment

Depreciation is provided by the straight-line method over the estimated useful lives of the assets, generally five years. The Company capitalizes all assets with a cost greater than $500 and estimated useful life greater than one year.

(d) Income Taxes

The Company is organized as an S corporation. Therefore, no provision has been made for income taxes since these taxes are the responsibility of the individual stockholders.

(e) Management's Estimates and Assumptions

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results could differ from these estimates.

(f) Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Concentrations of Credit Risk

The Company sells interests in joint ventures, which results in accounts receivable arising from commissions earned. The Company does business with many individual investors and thus believes that its receivable credit risk exposure is limited.

The Company maintains cash with high credit quality financial institutions. At December 31, 2004, the Company had cash deposits in a financial institution that exceeded the federally insured deposits limit by $129,824.

(h) Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company periodically reviews the carrying value of its long-lived assets, including equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment loss is recognized to the extent fair value of a long-lived asset is less than the carrying amount. Fair value is determined based upon the estimated future cash inflows attributable to the asset less estimated future cash outflows. No such losses were recognized during the year.

2. RELATED PARTY TRANSACTIONS

Pursuant to a certain sales agency agreement with Crown, the Company shall receive up to 15% of all funds raised as defined by the management agreement. For the year ended December 31, 2004, the Company received commission income of $5,175,575 related to this agreement. The Company also paid Crown $36,788 and another related party $63, 298 for office space.

3. RETIREMENT

The Company has a retirement plan which qualifies under Section 401(k) of the Internal Revenue Code. Subject to certain limitations, employees who are at least 18 years old and have completed one hour of service are eligible to participate in the plan and may contribute a maximum of 50% of compensation and a minimum of 3% of compensation. The Company may make annual discretionary contributions to the plan. As of the year ended December 31, 2004, the Company made a profit sharing contribution of $142,650.

(Continued)

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had regulatory net capital, as defined under SEC Rule 15c3-1, of $56,476, which was $42,181 in excess of its required regulatory net capital of $14,295. The Company's ratio of aggregate indebtedness to regulatory net capital was 380%.

5. LEASE OBLIGATIONS

The Company leases office space from two related parties. See Note 2. Rental expense for office space totaled $100,086 for the year. The lease requires monthly payments of $7,430 through April 2006. Future minimum payments under this non-cancelable lease are:

2005	$ 89,160
2006	29,720
	$ 118,880